Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-95657 on Form S-8 and No. 333-132288 and No. 333-112472 on Form S-3 of Parlux Fragrances, Inc. (the “Company”), of our report dated July 24, 2006, relating to the financial statements and financial statement schedule of the Company (which report expresses an unqualified opinion and includes an explanatory paragraph relating to transactions with related parties as described in Note 2) and of our report also dated July 24, 2006 on management’s report on the effectiveness of internal control over financial reporting, (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of material weaknesses), appearing in this Annual Report on Form 10-K of the Company for the year ended March 31, 2006.

Deloitte & Touche LLP

Certified Public Accountants

Fort Lauderdale, Florida

July 24, 2006